EXHIBIT 2

                      April __, 1995

To Our Stockholders:

     Your Board of Directors has adopted a Preferred
Share Purchase Rights Plan under which Proffitt's, Inc.
("Proffitt's") will issue Rights with its Common Stock.
The terms of the plan are set forth in a Rights
Agreement. A summary of the Rights Agreement, which you may wish to attach to your share certificate, is attached to this letter.

     The Rights to be issued under the Plan contain provisions to protect stockholders in the event of an unsolicited and potentially disruptive attempt to acquire
Proffitt's, including a gradual accumulation of shares in the open market, a partial or two-tier tender offer that does not treat all stockholders equally, and other abusive takeover tactics. Our managers view their role to be stewards for our shareholders, and they share a large equity stake in the corporation. Our Board considers the Rights to be a reasonable means of protecting both your right to retain your equity investment in Proffitt's and the full value of that investment, while not foreclosing a fair acquisition bid for Proffitt's.

     The Rights will trade automatically with shares of Proffitt's Common Stock and are not exercisable except as provided in the Rights Agreement. However, as more fully described in the Summary attached to this letter, ten days after the announcement that a person or group has acquired 20% or more of Proffitt's shares, or ten business days after the announcement that a person or group has commenced a tender offer the consummation of which would result in such person or group owning 20% or more of the shares (even if no purchases actually occur), the Rights will become exercisable, and separate certificates representing the Rights will be distributed.

The Rights would begin to trade independently from Proffitt's shares at that time. At no time will the Rights have any voting power.

     In adopting the Plan, we have expressed our continued confidence in the future and our determination that you, our stockholders, be given every opportunity to participate fully in that future. We remain deeply committed to the first tenet of our Mission Statement, namely, that our Company will create value for its shareholders through the exceptional operation of our retail enterprises.

     On behalf of the Board of Directors,

                                   PROFFITT'S, INC.

                                   By:
                                      R. Brad Martin,
                                      Chairman of the
                                      Board